UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         ITT EDUCATIONAL SERVICES, INC.
                               -----------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  4506B109
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 21, 2008
                               -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 19

                                 * * * * * * *


CUSIP NO. 4506B109             SCHEDULE 13D                     Page 2 of 19


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,345,200**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,345,200**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,345,200**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                     Page 3 of 19


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,345,200**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,345,200**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,345,200**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                     Page 4 of 19


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,345,200**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,345,200**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,345,200**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                     Page 5 of 19


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,345,200**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,345,200**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,345,200**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                     Page 6 of 19


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    26-0588693
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,345,200**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,345,200**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,345,200**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                     Page 7 of 19


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM STRATEGIC GP IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    26-0588732
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,345,200**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,345,200**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,345,200**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                    Page 8 of 19


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,345,200**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,345,200**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,345,200**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                    Page 9 of 19


Item 1.  Security and Issuer
-----------------------------

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock") of ITT Educational Services, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 13000 North Meridian Street, Carmel, IN 46032.


Item 2.  Identity and Background
---------------------------------

This Schedule 13D is being filed by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV"); Blum Strategic GP IV, L.P., a Delaware limited partnership ("Blum GP IV LP"); and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                    Page 10 of 19


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                              or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       USA and  Managing Partner,
Managing Partner      Suite 400                Norway   Blum LP
& Director            San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Nadine F. Terman      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.       USA      Partner, Chief
Partner, Chief        Suite 400                         Operating Officer,
Operating Officer,    San Francisco, CA 94133           General Counsel and
General Counsel and                                     Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA      Partner & Chief
Partner, Chief        Suite 400                         Financial Officer,
Financial Officer,    San Francisco, CA 94133           Blum LP
Assistant Secretary
& Director


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                    Page 11 of 19


Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners III, L.P. ("Blum Strategic III"), whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel and
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP


                                 * * * * * * *

CUSIP NO. 4506B109             SCHEDULE 13D                    Page 12 of 19


Blum GP IV is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP IV LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners IV, L.P. ("Blum Strategic IV"), whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP IV and Blum GP IV LP is
909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA       President & Chairman,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and   Managing Partner,
Managing Member      Suite 400                 Norway    Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA       Partner,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA       Partner,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA       Partner,
Member               Suite 400                           Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA       Partner,
Member               Suite 400                           Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA       Partner,
Member               Suite 400                           Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA       Partner, Chief
Managing Member      Suite 400                           Operating Officer,
                     San Francisco, CA 94133             General Counsel and
                                                         Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA       Partner & Chief
Member               Suite 400                           Financial Officer,
                     San Francisco, CA 94133             Blum LP

                                 * * * * * * *

CUSIP NO. 4506B109             SCHEDULE 13D                    Page 13 of 19


Saddlepoint GP is a Delaware limited liability company whose principal business is acting as the general partner of Saddlepoint Partners, L.P., a Delaware limited partnership ("Saddlepoint LP"), and Saddlepoint Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("Saddlepoint (Cayman) LP"). The principal business office address of Saddlepoint GP, Saddlepoint LP and Saddlepoint (Cayman) LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Blum LP is the managing member of Saddlepoint GP. RCBA Inc. is the sole general partner of Blum LP. The principal business office for Blum LP and RCBA Inc. and the names of the executive officers and directors of RCBA Inc. and their addresses, citizenship and principal occupations are disclosed above.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

The source of funds for the purchases of securities was the working capital of Blum LP's limited partnerships and investment advisory clients, the partnership for which Blum GP III LP serves as the sole general partner, the partnership for which Blum GP IV LP serves as the sole general partner, and the partnerships for which Saddlepoint GP serves as the general partner.


Item 4.  Purpose of Transaction
--------------------------------

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                    Page 14 of 19


Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


Item 5.  Interest in Securities of the Issuer
----------------------------------------------

(a), (b) According to the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 21, 2008, there were 39,693,322 shares of Common Stock issued and outstanding as of January 31, 2008. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 499,375 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 1.3% of the outstanding shares of the Common Stock; (ii) 1,190,600 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 3.0% of the outstanding shares of the Common Stock; (iii) 1,534,725 shares of the Common Stock held by Blum GP IV, which serves as general partner of Blum GP IV LP which, in turn, serves as the general partner of Blum Strategic IV, which represents 3.9% of the outstanding shares of the Common Stock; (iv) 63,200 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.2% of the outstanding shares of the Common Stock; and (v) 28,650 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.1% of the outstanding shares of the Common Stock and 28,650 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.1% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                    Page 15 of 19


power. Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP III, Blum GP IV and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 3,345,200 shares of the Common Stock, which is 8.4% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP III, Blum GP III LP, Blum GP IV, Blum GP IV LP, and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP III LP, Blum GP III, Blum GP IV, Blum GP IV LP or Saddlepoint GP.

c) The Reporting Persons effected the following transactions in the Common Stock during the last 60 days:


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                    Page 16 of 19


The Reporting Persons purchased the following number of shares of Common Stock in the open market:

Entity                             Trade Date      Shares    Price/Share
-------                            ----------     --------   -----------
Investment partnerships for        01-22-2008        8,800       70.2438
which Blum LP serves as the        01-23-2008        1,800       69.1190
general partner.                   01-23-2008       55,000       69.4742
                                   02-14-2008       82,475       69.5694
                                   02-15-2008          800       69.4931
                                   02-19-2008       36,100       68.7019
                                   02-19-2008       21,800       69.3395
                                   02-19-2008       26,200       69.4009
                                   02-19-2008       43,600       69.7589
                                   02-21-2008        6,600       58.9087
                                   02-21-2008        8,900       59.6786
                                   02-21-2008        1,600       59.9500
                                   02-22-2008       18,100       59.1217
                                   02-25-2008       16,000       53.9343
                                   02-25-2008       21,400       55.1302
                                   02-25-2008       27,100       56.6961
                                   02-25-2008       48,500       57.6869
                                   02-26-2008       14,700       51.7196
                                   02-27-2008        1,900       57.8079
                                   02-28-2008       32,400       57.6723
                                   02-29-2008       25,600       56.5932


Entity                             Trade Date      Shares    Price/Share
-------                            ----------     --------   -----------
For Blum Strategic III for         01-22-2008       16,500       70.2438
which Blum GP III LP               01-23-2008        3,100       69.1190
serves as the general partner      01-23-2008      103,200       69.4742
and for Blum GP III which          02-14-2008      200,100       69.5694
serves as the general              02-15-2008          700       69.4931
partner for Blum GP III LP.        02-19-2008       91,400       68.7019
                                   02-19-2008       55,300       69.3395
                                   02-19-2008       66,300       69.4009
                                   02-19-2008      110,500       69.7589
                                   02-21-2008       16,700       58.9087
                                   02-21-2008       22,500       59.6786
                                   02-21-2008        4,200       59.9500
                                   02-22-2008       57,000       59.1217
                                   02-25-2008       35,700       53.9343
                                   02-25-2008       47,400       55.1302
                                   02-25-2008       60,700       56.6961
                                   02-25-2008      108,000       57.6869
                                   02-26-2008       30,300       51.7196
                                   02-27-2008        4,200       57.8079
                                   02-28-2008      125,700       57.6723
                                   02-29-2008       31,100       56.5932


                                 * * * * * * *

CUSIP NO. 4506B109             SCHEDULE 13D                    Page 17 of 19


Entity                             Trade Date      Shares    Price/Share
-------                            ----------     --------   -----------
For Blum Strategic IV for          01-22-2008      262,800       70.2438
which Blum GP IV LP                01-23-2008        2,900       69.1190
serves as the general partner      01-23-2008       94,700       69.4742
and for Blum GP IV which           02-14-2008      276,704       69.5694
serves as the general              02-15-2008       17,100       69.4931
partner for Blum GP IV LP.         02-19-2008       29,221       68.7019
                                   02-19-2008       17,600       69.3395
                                   02-19-2008       21,100       69.4009
                                   02-19-2008       35,200       69.7589
                                   02-21-2008      124,900       58.9087
                                   02-21-2008      168,400       59.6786
                                   02-21-2008       31,300       59.9500
                                   02-22-2008       30,800       59.1217
                                   02-25-2008       26,200       53.9343
                                   02-25-2008       34,800       55.1302
                                   02-25-2008       44,300       56.6961
                                   02-25-2008       79,200       57.6869
                                   02-26-2008      106,400       51.7196
                                   02-27-2008       24,235       57.8079
                                   02-29-2008      106,865       56.5932

Entity                             Trade Date      Shares    Price/Share
-------                            ----------     --------   -----------
The partnership for which          01-22-2008          100       70.2438
Saddlepoint GP serves as           01-23-2008          500       69.4742
general partner.                   02-14-2008       16,400       69.5694
                                   02-19-2008        4,700       68.7019
                                   02-19-2008        2,900       69.3395
                                   02-19-2008        3,400       69.4009
                                   02-19-2008        5,700       69.7589
                                   02-21-2008          800       58.9087
                                   02-21-2008        1,100       59.6786
                                   02-21-2008          200       59.9500
                                   02-22-2008        2,700       59.1217
                                   02-25-2008        2,100       53.9343
                                   02-25-2008        2,800       55.1302
                                   02-25-2008        3,500       56.6961
                                   02-25-2008        6,300       57.6869
                                   02-26-2008        1,900       51.7196
                                   02-27-2008          300       57.8079
                                   02-28-2008        7,400       57.6723
                                   02-29-2008          400       56.5932


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                    Page 18 of 19


Entity                             Trade Date      Shares    Price/Share
-------                            ----------     --------   -----------
The Investment Advisory            01-22-2008        1,800       70.2438
Clients for which Blum LP          01-23-2008          400       69.1190
serves as investment advisor.      01-23-2008       10,600       69.4742
                                   02-14-2008        3,300       69.5694
                                   02-19-2008        4,000       68.7019
                                   02-19-2008        2,400       69.3395
                                   02-19-2008        3,000       69.4009
                                   02-19-2008        5,000       69.7589
                                   02-21-2008        1,000       58.9087
                                   02-21-2008        1,600       59.6786
                                   02-21-2008          200       59.9500
                                   02-22-2008        1,400       59.1217
                                   02-25-2008        2,600       53.9343
                                   02-25-2008        3,600       55.1302
                                   02-25-2008        4,400       56.6961
                                   02-25-2008        8,000       57.6869
                                   02-26-2008        3,000       51.7196
                                   02-27-2008          400       57.8079
                                   02-29-2008          600       56.5932

(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as noted above, Blum LP has voting and investment power of the shares held by it for the benefit of The Investment Advisory Clients.


Item 7.  Material to be Filed as Exhibits
------------------------------------------

Exhibit A - Joint Filing Undertaking


                                 * * * * * * *



CUSIP NO. 4506B109             SCHEDULE 13D                    Page 19 of 19

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2008

RICHARD C. BLUM & ASSOCIATES, INC.      BLUM CAPITAL PARTNERS, L.P.
                                        By: Richard C. Blum & Associates, Inc.
                                            its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Partner, Chief Operating Officer,       Partner, Chief Operating Officer,
    General Counsel and Secretary           General Counsel and Secretary


BLUM STRATEGIC GP III, L.L.C.           BLUM STRATEGIC GP III, L.P.
                                        By:  Blum Strategic GP III, L.L.C.
                                             its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Managing Member                         Managing Member


BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                        By:  Blum Strategic GP IV, L.L.C.
                                             its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Managing Member                         Managing Member


SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.
     its General Partner

By: /s/ Gregory D. Hitchan
    -------------------------------
    Gregory D. Hitchan
    Partner, Chief Operating Officer,
    General Counsel and Secretary


                                 * * * * * * *



CUSIP NO. 4506B109            SCHEDULE 13D                       Page 1 of 1

                                   Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 3, 2008

RICHARD C. BLUM & ASSOCIATES, INC.      BLUM CAPITAL PARTNERS, L.P.
                                        By: Richard C. Blum & Associates, Inc.
                                            its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Partner, Chief Operating Officer,       Partner, Chief Operating Officer,
    General Counsel and Secretary           General Counsel and Secretary


BLUM STRATEGIC GP III, L.L.C.           BLUM STRATEGIC GP III, L.P.
                                        By:  Blum Strategic GP III, L.L.C.
                                             its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Managing Member                         Managing Member


BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                        By:  Blum Strategic GP IV, L.L.C.
                                             its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Managing Member                         Managing Member


SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.
     its General Partner

By: /s/ Gregory D. Hitchan
    -------------------------------
    Gregory D. Hitchan
    Partner, Chief Operating Officer,
    General Counsel and Secretary